U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X]Form 10-K [ ]Form 20-F [ ]Form 11-K []Form 10-Q [ ]Form N-SAR
For Period Ended: October 31, 2002
                  ----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                        ---

Part I - Registrant Information

         Full Name of Registrant: Medi-Hut Co., Inc.
         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

              1345 Campus Parkway, Wall Township, New Jersey 07753
           -----------------------------------------------------------
                           (City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company's annual report on Form 10-K for the fiscal year ended October 31, 2002 has been delayed due to the previously announced seizure of certain documents and records from the Company by the Federal Bureau of Investigation on November 22, 2002. Certain of that information has yet to be returned to the Company, which may be unable to complete its Form 10-K without them. Therefore, the Company cannot now predict when the filing will be made.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                            W. Raymond Felton, Esq.,
          c/o Greenbaum Rowe Smith Ravin Davis & Himmel (732) 549-5600
          ------------------------------------------------------------
                   (Name)                           (Area Code) (Telephone No.)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report revenue of approximately $30,000,000 for the year ended October 31, 2002, and does not expect a material difference in net income as compared to its prior fiscal year. For the reasons given above, these estimates are subject to revision, and are also subject to audit by the Company's independent accountants.

                                     Medi-Hut Co., Inc.
                                     ----------------------------------------
                                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 29, 2003              By:  /s/ Laurence M. Simon
                                        ----------------------
                                             Laurence M. Simon
                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.